Joseph H. Schmitt 212-768-6983 jschmitt@sonnenschein.com	1221 Avenue of the Americas 25th Floor New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com	Chicago Kansas City Los Angeles New York Phoenix San Francisco Short Hills, N.J. St. Louis Washington, D.C. West Palm Beach

October 16, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Tasker Products Corp.
  Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-133549)
  and Response to SEC Staff Comments sent by a letter dated September 22, 2006

Ladies and Gentlemen:

        On October 13, 2006, Tasker Products Corp. (the "Company") transmitted for electronic filing via the EDGAR system Amendment No. 3 to its Registration Statement on Form S-1 (Registration No. 333-133549) and a letter, dated October 13, 2006, responding to the comments received from the staff of the Securities and Exchange Commission (the "Staff") by a letter dated September 22, 2006.

        The Company is separately transmitting, as supplemental information under Rule 418 of the Securities Act of 1933, Exhibit 1 relating to its response to comment 3, bullet 4 of the Staff contained in the September 22, 2006 comment letter (the "Supplemental Information"), and requesting confidential treatment for the Supplemental Information under the Freedom of Information Act. Accordingly, this EDGAR transmission does not contain the Supplemental Information. We are also requesting under Rule 418(b) that the Staff return the Supplemental Information to the undersigned after completing its review.

        If any member of the Staff has any questions or comments regarding the enclosed, we request such member direct such question(s) to the undersigned (212-768-6983) or Sharon Mauer (212-398-8328).

Very truly yours,
/s/ JOSEPH H. SCHMITT Joseph H. Schmitt

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